EXHIBIT 99.1

GOLDEN BULL LIMITED

Golden Bull Limited Reports Unaudited Twelve Months

Ended December 31, 2019 Financial Results

March 23, 2020 - Golden Bull Limited (NASDAQ: DNJR) (“Golden Bull” or the “Company”), formerly an online finance marketplace, or “peer-to-peer” (“P2P”) lending company in China that provided borrowers access to short-term loans today announced its unaudited financial results for the twelve months ended December 31, 2019. The filing date for audited financial statements is April 30, 2020 unless extended for the effects of coronavirus. As previously announced, the Company shut down its peer-to-peer lending business and is commencing operations in the auto rental business and bitcoin mining business.

In order to remain in compliance with NASDAQ’s Minimum Bid Price requirement, the Company will effect a reverse stock split if necessary.

Twelve Months Ended December 31, 2019 Financial Highlights (all comparable to the prior year period):

●	Total revenues for the twelve months ended December 31, 2019 decreased by 41.8% to approximately $4.6 million from approximately $7.9 million for the twelve months ended December 31, 2018.

●	Net loss for the twelve months ended December 31, 2019 increased by 97.1% to approximately $6.9 million from approximately $3.5 million for twelve months ended December 31, 2018.

GOLDEN BULL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	December 31,	December 31,
	2019	2018
	USD	USD

CURRENT ASSETS
Cash and cash equivalents	34,485	2,334,425
Other receivables	1,893,080	142,255
Prepaid costs and expenses		3,187,052
Total current assets	1,927,565	5,663,732

PROPERTY AND EQUIPMENT, NET	683,626	723,777

OTHER ASSETS
Restricted cash	600,000	600,000
Deposits for rental vehicles	3,246,277	2,482,592
Deposits for property and equipment	110,000
Prepaid expenses	-	2,200,506
Deferred tax assets	-	810,863
Total other assets	3,956,277	6,093,961

Total assets	6,567,468	12,481,470

CURRENT LIABILITIES
Other payables and accrued liabilities	1,622,755	355,434
Taxes payable	(233,447)	47,785

Total current liabilities	1,389,308	403,219

NON CURRENT LIABILITIES
Long term payable	120,000
Total Non current liabilities	120,000

Total liabilities	1,509,308	403,219

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Common shares, $0.01 par value, 50,000,000 shares authorized, 14,899,185 and 13,000,000 shares issued and outstanding of December 31, 2018 and December 31, 2017*	148,992	148,992
Shares subscription receivables	(45,457)	(45,457)
Additional paid-in capital	15,855,220	15,855,220
Statutory reserves	6,189	6,189
Accumulated deficit	(11,105,447)	(4,319,902)
Accumulated other comprehensive income (loss)	(108,940)	(33,947)
Total shareholders’ equity	4,750,557	11,611,095

NONCONTROLLING INTEREST	307,603	467,156

Total shareholders’ equity	5,058,160	12,078,251

Total liabilities and shareholders’ equity	6,567,468	12,481,470

*Giving retroactive effect to the 260 for 1 split effected on November 3, 2017.

GOLDEN BULL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the years ended December 31,
	2019	2018	2017
	USD	USD	USD
OPERATING REVENUES
Transaction Fees	4,588,038.00	3,994,195	3,307,984
Management Fees		4,399,578	4,037,700
Sales taxes	-	(504,572)	(391,927)
Total operating revenues, net	4,588,038	7,889,201	6,953,757

OPERATING EXPENSES
Selling	(6,956,606)	(4,940,784)	(3,910,646)
General and administrative	(2,476,987)	(6,685,377)	(3,916,736)
Research and development	(137,423)	(447,884)	(485,852)
Total operating expenses	(9,571,016)	(12,074,045)	(8,313,234)

LOSS FROM OPERATIONS	(4,982,978)	(4,184,844)	(1,359,477)

OTHER INCOME (EXPENSE)
Interest income		24,530	17,166
Other finance expenses	(1,241,482)	(9,064)	(1,703)
Other income (expenses)	93,581	171,082	75,648
Total other income, net	(1,147,901)	186,548	91,111

(LOSS) INCOME BEFORE INCOME TAXES (BENEFITS)	(6,130,879)	(3,998,297)	(1,268,366)

PROVISION (BENEFIT) FOR INCOME TAXES
Current	-	84,401	10,542
Deferred	806,803	(545,572)	(282,083)
Total provision (benefit) for income taxes	806,803	(461,171)	(271,541)

NET INCOME (LOSS)	(6,937,682)	(3,537,126)	(996,825)

Less: Net income (loss) attributable to noncontrolling interest	(152,136)	(111,145)	(54,457)

NET INCOME (LOSS) ATTRIBUTABLE TO GOLDEN BULL LIMITED	(6,785,546)	(3,425,981)	(942,368)

NET INCOME (LOSS)	(6,937,682)	(3,537,126)	(996,825)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(82,410)	(391,463)	574,628

	For the years ended December 31,
	2019	2018	2017
	USD	USD	USD
COMPREHENSIVE LOSS	(7,020,092)	(3,928,588)	(422,197)

Less: Comprehensive loss attributable to noncontrolling interest	(159,553)	(137,955)	(6,622)

COMPREHENSIVE LOSS ATTRIBUTABLE TO GOLDEN BULL LIMITED	(6,860,539)	(3,790,633)	(415,575)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic and diluted*	14,645,593	14,392,001	6,815,134

EARNINGS (LOSS) PER SHARE
Basic and diluted*	(0.46)	(0.24)	(0.14)

*Giving retroactive effect to the 260 for 1 split effected on November 3, 2017.

GOLDEN BULL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(UNAUDITED)

					Retained earnings		Accumulated
	Ordinary Shares		Shares	Additional	(accumulated deficit)		other
	Shares*	Par Value	Subscription Receivables	paid-in capital	Statutory reserves	Unrestricted	comprehensive loss	Noncontrolling interest	Total
BALANCE, December 31, 2016	26,000	$260	$(45,457)	$8,046,392	$6,189	$48,447	$(196,087)	$960,056	$8,819,800
Variable interest entity acquired and contributed by shareholders	-	-	-	17,853	-	-	-	-	17,853
Noncontrolling interests acquired and contributed by shareholders	-	-	-	348,323	-	-	-	(348,323)	-
Capital restructuring	10,942,360	109,424	-	(109,424)	-	-	-	-	-
Issuance of ordinary shares to service providers	2,031,640	20,316	-	4,009,684	-	-	-	-	4,030,000
Net loss attributable to Golden Bull Limited	-	-	-	-	-	(942,368)	-	-	(942,368)
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	(54,457)	(54,457)
Foreign currency translation	-	-	-	-	-	-	526,793	47,835	574,628
BALANCE, December 31, 2017	13,000,000	130,000	(45,457)	12,312,828	6,189	(893,921)	330,706	605,111	12,445,456
Issuance of original ordinary shares through Initial public offering, net	1,550,000	15,500	-	2,465,554	-	-	-	-	2,481,054
Issuance of over-allotment ordinary shares	232,500	2,325	-	839,325					841,650
Issuance of exercised warrants shares	63,645	636	-	(636)					-
Issuance of ordinary shares to service consultants	53,040	530	-	238,150					238,680
Net loss attributable to Golden Bull Limited	-	-	-	-	-	(3,425,981)			(3,425,981)
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	(111,145)	(111,145)
Foreign currency translation	-	-	-	-	-	-	(364,653)	(26,810)	(391,463)
BALANCE, December 31, 2018	14,899,185	$148,992	$(45,457)	$15,855,220	$6,189	$(4,319,902)	$(33,947)	$467,156	$12,078,252
Issuance of original ordinary shares through Initial public offering, net						-	-	-	-
Issuance of over-allotment ordinary shares									-
Issuance of exercised warrants shares									-
Issuance of ordinary shares to service consultants									-
Net loss attributable to Golden Bull Limited						(6,785,546)			(6,785,546)
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	(152,136)	(152,136)
Foreign currency translation	-	-	-	-	-	-	(74,993)	(7,417)	(82,410)
BALANCE, December 31, 2019	14,899,185	$148,992	$(45,457)	$15,855,220	$6,189	$(11,105,447)	$(108,940)	$307,603	$5,058,160

*Giving retroactive effect to the 260 for 1 split effected on November 3, 2017.

GOLDEN BULL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the years ended December 31,
	2019	2018	2017
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(6,937,682)	(3,537,126)	(996,825)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	30,199	82,872	57,603
Loss on disposal of equipment		-	144
Deferred tax expenses (benefits)	810,863	(545,572)	(282,083)
Amortization of stock compensation expenses for services		758,750	488,334
Change in operating assets and liabilities
Other receivables	(1,750,825)	47,043	(208,266)
Prepaid costs and expenses	5,387,558	(1,872,945)	(1,184,885)
Security deposits		-	55,876
Accounts payable		-	-
Other payables and accrued liabilities	1,267,321	2,287	238,913
Deferred revenues		-	(13,651)
Deferred rent liabilities		-	(13,410)
Increase in Long term other payable	120,000
Taxes payable	(281,232)	14,615	(50,489)
Net cash used in operating activities	(1,353,798)	(5,050,076)	(1,908,739)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment		(753,094)	(49,082)
Deposits for property and equipment	(110,000)
Deposits for rental vehicles	(763,685)	(2,580,632)	-
Cash acquired through variable interest entity		-	17,868
Net cash used in investing activities	(873,685)	(3,333,726)	(31,214)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares through initial public offerings, net		5,944,147	-
Prepaid initial public offerings costs		-	(389,635)
Net cash provided by (used in) financing activities	0	5,944,147	(389,635)

EFFECT OF EXCHANGE RATE ON CASH	(72,457)	(82,699)	407,446

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,299,940)	(2,522,354)	(1,922,142)

CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH, beginning of year	2,934,425	5,456,778	7,378,920

CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH, end of year	634,485	2,934,425	5,456,778

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax		84,402	10,542.42

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Capital contribution on shares subscription receivables		-	-
Noncontrolling interests acquired and contributed by shareholders		-	348,323
Issuance of ordinary shares to consultants and service providers		238,680	4,030,000
Prepaid initial public offerings costs offset against initial public offerings proceeds		2,382,763	-

5